Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Strong Results for the First Quarter of 2019

Kingsey Falls, Québec, May 9, 2019 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended March 31, 2019.

Q1 2019 Highlights4

•	Sales of $1,230 million

(compared to $1,196 million in Q4 2018 (+3%) and $1,098 million in Q1 2018 (+12%))

•	As reported (including specific items)
◦	Operating income of $72 million

(compared to an operating loss of $37 million in Q4 2018 (+295%) and operating income $112 million in Q1 2018 (-36%))

◦	OIBD[1] of $139 million

(compared to $33 million in Q4 2018 (+321%) and $167 million in Q1 2018 (-17%))

◦	Net earnings per share of $0.26

(compared to net loss of $0.72 in Q4 2018 and net earnings of $0.65 in Q1 2018)

•	Adjusted (excluding specific items)[2]
◦	Operating income of $68 million

(compared to $43 million in Q4 2018 (+58%) and $50 million in Q1 2018 (+36%))

◦	OIBD[1] of $135 million

(compared to $113 million in Q4 2018 (+19%) and $105 million in Q1 2018 (+29%))

◦	Net earnings per share of $0.14

(compared to $0.00 in Q4 2018 and net earnings of $0.13 in Q1 2018)

•	Net debt[1] of $1,878 million as at March 31, 2019 (compared to $1,769 million as at December 31, 2018) and net debt to adjusted OIBD ratio[1] at 3.4x on a pro-forma basis[3].
•	Impact of IFRS 16 accounting for leases: $99 million debt increase as of January 1, 2019, and $30 million increase in full year OIBD for 2019.

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2018 business combinations on a LTM basis and IFRS 16 Leases impact on an annualized basis as at March 31, 2019.

4 Fourth quarter 2018 results have been adjusted, retrospectively, to reflect adjustment of business acquisition purchase price allocation. Please refer to Note 5 of the unaudited condensed interim consolidated financial statements for details.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “We are pleased with our first quarter operational performance, with all of our business segments generating solid results that were in line with or above expectations. The Containerboard Packaging segment executed well within an environment of softer industry-wide demand and capacity utilization levels, in addition to slight decreases to index pricing levels during the quarter. While volumes were down sequentially, we maintained profitability levels in this segment as a result of lower raw material prices and improvements to sales mix which drove higher average selling prices. European Boxboard, via our equity position in Reno de Medici S.p.A., generated strong sequential results during the period that reflected recent business acquisitions, lower average raw material prices and higher average selling prices. The Specialty Products segment also generated improved sequential results in the first three months of the year. This was driven by recent business acquisitions and better performance in all packaging sub-segments, the benefits of which offset a lower contribution from the recovery sub-segment attributable to lower recycled fibre prices. Finally, we are very pleased with the important sequential improvement generated by the Tissue Papers segment. At the center of this were higher average selling prices owing to both improved sales mix and the implementation of price increases announced in 2018, in addition to lower raw material prices and lower production costs.

Other significant events announced during the first quarter include the closure of the felt floor backing plant in our Specialty Products segment in Quebec, and two paper machines in Ontario in our Tissue segment. We also announced that Jean-David Tardif was taking over the helm of the Tissue Papers segment, and the renewal of the Company's 2% annual normal course issuer bid for the March 2019 to March 2020 period."

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Q1 2019	Q4 2018 [2]	Q1 2018
Sales	1,230	1,196	1,098
As reported
Operating income before depreciation and amortization (OIBD)[1]	139	33	167
Operating income (loss)	72	(37)	112
Net earnings (loss)	24	(68)	61
per share	$0.26	$(0.72)	$0.65
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	135	113	105
Operating income	68	43	50
Net earnings	13	—	12
per share	$0.14	$—	$0.13
Margin (OIBD)	11.0%	9.4%	9.6%

1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

2 - Fourth quarter 2018 results have been adjusted, retrospectively, to reflect adjustment of business acquisition purchase price allocation. Please refer to Note 5 of the Unaudited Condensed Interim Consolidated Financial Statements for details.

Segmented OIBD as reported

(in millions of Canadian dollars) (unaudited)	Q1 2019	Q4 2018[1]	Q1 2018
Packaging Products
Containerboard	111	111	141
Boxboard Europe	29	20	28
Specialty Products	11	11	7

Tissue Papers	4	(83)	13

Corporate Activities	(16)	(26)	(22)
OIBD as reported	139	33	167

1 - Fourth quarter 2018 results have been adjusted, retrospectively, to reflect adjustment of business acquisition purchase price allocation. Please refer to Note 5 of the Unaudited Condensed Interim Consolidated Financial Statements for details.

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q1 2019	Q4 2018	Q1 2018
Packaging Products
Containerboard	104	111	77
Boxboard Europe	29	20	28
Specialty Products	12	10	7

Tissue Papers	9	(8)	13

Corporate Activities	(19)	(20)	(20)
Adjusted OIBD	135	113	105
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended March 31, 2019 (compared to the same period last year)

Sales of $1,230 million increased by $132 million, or 12%, compared to the same period last year. This reflects increases in all four business segments, most notably a $43 million or 14% increase in Tissue that was driven by improved average selling price, a more favourable exchange rate and better sales mix, the combined benefit of which offset slightly lower volume. The Containerboard Packaging group generated a 5% year-over-year increase in sales, reflecting a higher average selling price, more favourable exchange rate and sales mix, which more than mitigated the impact from lower volume during the period. Sales generated by the European Boxboard segment were up by 13% compared to the prior year. This was largely driven by the business acquisition in Spain at the end of 2018, the benefits of which were partially offset by slightly lower volume and a less favourable Canadian dollar - euro exchange rate.

Finally, first quarter sales in the Specialty Products segment improved by a strong 23% from prior year levels, reflecting the recent business acquisition of U.S. moulded pulp assets. Lower results from the Recovery & Recycling sub-segment attributable to price erosion of recycled material negatively impacted sales performance by $7 million year-over-year.

The Corporation generated an operating income before depreciation and amortization (OIBD) of $139 million in the first quarter of 2019. This compares to the $167 million generated in the same period last year, which included the $66 million gain related to the sale of the land and building of our Maspeth, NY containerboard converting facility. On a consolidated basis, the variance reflects higher average selling prices and a more favourable sales mix, lower raw material prices, and business acquisitions completed in the last twelve months. These were offset by lower comparable volume in all segments, in addition to higher production costs most notably in Tissue, which were driven by the greater percentage of converted products in the sales mix resulting in elevated logistics and sub-contracting costs.

On an adjusted basis1, first quarter 2019 OIBD stood at $135 million, versus $105 million in the prior year.

The specific items, before income taxes, that impacted our first quarter 2019 OIBD and/or net earnings were:

•	$10 million gain in the Containerboard segment from the reversal of liabilities following the termination of a lease on the Bear Island, VA facility by the lessee (OIBD and net earnings)
•	$4 million impairment charge on Tissue and Bear Island equipment (OIBD and net earnings)
•	$5 million of restructuring costs related to the closure of two Ontario tissue paper machines, closure of one Specialty Products plant and management changes in the Tissue Papers segment (OIBD and net earnings)
•	$3 million unrealized gain on financial instruments (OIBD and net earnings)
•	$6 million foreign exchange gain on long-term debt and financial instruments (net earnings)

In addition, net earnings for the first quarter reflect a $10 million increase in interest expense compared to last year related to the recognition of the fair value variation of the CDPQ's put option on its equity stake in Greenpac.

For the three-month period ended March 31, 2019, the Corporation posted net earnings of $24 million, or $0.26 per share, compared to net earnings of $61 million, or $0.65 per share, in the same period of 2018. On an adjusted basis1, the Corporation generated net earnings of $13 million in the first quarter of 2019, or $0.14 per share, compared to net earnings of $12 million, or $0.13 per share, in the same period of 2018.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

Near-Term and Strategic Outlook

Discussing the outlook for Cascades, Mr. Plourde commented: “We are expecting near-term results to improve both sequentially and year-over-year for all of our North American business segments, taking into account usual seasonal trends and current market dynamics. In containerboard, lower OCC prices are expected to moderate industry-wide demand and pricing headwinds. European Boxboard performance is expected to continue to benefit from recent acquisitions in addition to lower recycled fibre pricing, the benefits of which are expected to mitigate more moderate demand levels and second quarter holiday-related closures. We anticipate moderately improved near-term results in the Specialty Products segment, as the impact of lower recycled fibre pricing on the recovery sub-segment is expected to be offset by stronger volumes and stable pricing in packaging. Lastly, our outlook for Tissue is positive, driven by internal initiatives and expected improvements in market conditions, in addition to more favourable raw material pricing. We are making progress with our internal initiatives to realign this segment's operational and financial performance, the early effects of which we began to see in the current quarter. In addition, management is focused and confident that the steps being taken will successfully position this segment for long-term success."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on June 6, 2019 to shareholders of record at the close of business on May 22, 2019. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). During the first quarter of 2019, Cascades purchased 628,300 shares for cancellation at a weighted average price of $8.42.

2019 First Quarter Results Conference Call Details

Management will discuss the 2019 first quarter financial results during a conference call today at 8:30 a.m. EDT. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until June 9, 2019 by dialing 1-855-859-2056, access code 4599258.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	117	123
Accounts receivable	666	635
Current income tax assets	27	29
Inventories	630	606
Current portion of financial assets	7	10
Assets held for sale	3	—
	1,450	1,403
Long-term assets
Investments in associates and joint ventures	82	81
Property, plant and equipment	2,559	2,505
Intangible assets with finite useful life	197	204
Financial assets	18	20
Other assets	41	42
Deferred income tax assets	136	134
Goodwill and other intangible assets with indefinite useful life	550	556
	5,033	4,945
Liabilities and Equity
Current liabilities
Bank loans and advances	18	16
Trade and other payables	796	781
Current income tax liabilities	26	23
Current portion of long-term debt	73	55
Current portion of provisions for contingencies and charges	7	6
Current portion of financial liabilities and other liabilities	96	101
	1,016	982
Long-term liabilities
Long-term debt	1,904	1,821
Provisions for contingencies and charges	42	42
Financial liabilities	8	14
Other liabilities	191	202
Deferred income tax liabilities	196	200
	3,357	3,261
Equity
Capital stock	487	490
Contributed surplus	16	16
Retained earnings	1,003	997
Accumulated other comprehensive income (loss)	(7)	2
Equity attributable to Shareholders	1,499	1,505
Non-controlling interests	177	179
Total equity	1,676	1,684
	5,033	4,945

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2019	2018
Sales	1,230	1,098
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $67 million (2018 — $55 million))	1,058	946
Selling and administrative expenses	104	103
Gain on acquisitions, disposals and others	(10)	(66)
Impairment charges and restructuring costs	9	—
Foreign exchange gain	—	(1)
Loss (gain) on derivative financial instruments	(3)	4
	1,158	986
Operating income	72	112
Financing expense	25	20
Interest expense on employee future benefits and other liabilities	14	3
Foreign exchange gain on long-term debt and financial instruments	(6)	(1)
Fair value revaluation gain on investments	—	(5)
Share of results of associates and joint ventures	(2)	(1)
Earnings before income taxes	41	96
Provision for income taxes	8	24
Net earnings from continuing operations including non-controlling interests for the period	33	72
Net earnings attributable to non-controlling interests	9	11
Net earnings attributable to Shareholders for the period	24	61
Net earnings per share
Basic	$0.26	$0.65
Diluted	$0.26	$0.63
Weighted average basic number of shares outstanding	94,166,959	95,013,041
Weighted average number of diluted shares	95,736,437	97,801,090

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Net earnings including non-controlling interests for the period	33	72
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(37)	40
Change in foreign currency translation related to net investment hedging activities	21	(23)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	(1)
Change in fair value of commodity derivative financial instruments	(1)	1
Recovery of income taxes	—	3
	(16)	20
Items that are not released to earnings
Actuarial gain (loss) on employee future benefits	(5)	1
Recovery of income taxes	2	—
	(3)	1
Other comprehensive income (loss)	(19)	21
Comprehensive income including non-controlling interests for the period	14	93
Comprehensive income attributable to non-controlling interests for the period	2	18
Comprehensive income attributable to Shareholders for the period	12	75

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2019
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - End of previous period, as reported	490	16	1,000	2	1,508	179	1,687
Business combination	—	—	(3)	—	(3)	—	(3)
Adjusted balance - End of previous period	490	16	997	2	1,505	179	1,684
New IFRS adoption	—	—	(9)	—	(9)	—	(9)
Balance - Beginning of period	490	16	988	2	1,496	179	1,675
Comprehensive income
Net earnings	—	—	24	—	24	9	33
Other comprehensive loss	—	—	(3)	(9)	(12)	(7)	(19)
	—	—	21	(9)	12	2	14
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	—	(2)	—	(5)	—	(5)
Dividends paid to non-controlling interests	—	—	—	—	—	(4)	(4)
Balance - End of period	487	16	1,003	(7)	1,499	177	1,676

	For the 3-month period ended March 31, 2018
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - End of previous period	492	16	982	(35)	1,455	146	1,601
New IFRS adoption	—	—	(2)	2	—	—	—
Balance - Beginning of period	492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings	—	—	61	—	61	11	72
Other comprehensive income	—	—	1	13	14	7	21
	—	—	62	13	75	18	93
Dividends	—	—	(4)	—	(4)	—	(4)
Issuance of common shares upon exercise of stock options	2	—	—	—	2	—	2
Redemption of common shares	(3)	—	(3)	—	(6)	—	(6)
Capital contribution from a non-controlling interest	—	—	—	—	—	1	1
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of period	491	16	1,035	(20)	1,522	163	1,685

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Operating activities
Net earnings attributable to Shareholders for the period	24	61
Adjustments for:
Financing expense and interest expense on employee future benefits and other liabilities	39	23
Depreciation and amortization	67	55
Gain on acquisitions, disposals and others	(9)	(66)
Impairment charges and restructuring costs	5	—
Unrealized loss (gain) on derivative financial instruments	(3)	4
Foreign exchange gain on long-term debt and financial instruments	(6)	(1)
Provision for income taxes	8	24
Fair value revaluation gain on investments	—	(5)
Share of results of associates and joint ventures	(2)	(1)
Net earnings attributable to non-controlling interests	9	11
Net financing expense paid	(43)	(37)
Net income taxes received	—	3
Employee future benefits and others	(7)	(2)
	82	69
Changes in non-cash working capital components	(30)	(31)
	52	38
Investing activities
Investments in associates and joint ventures	—	(2)
Payments for property, plant and equipment	(66)	(83)
Proceeds from disposals of property, plant and equipment	1	81
Change in intangible and other assets	(1)	(4)
Net cash acquired in business combinations	—	3
	(66)	(5)
Financing activities
Bank loans and advances	2	(13)
Change in credit facilities	64	36
Increase in other long-term debt	—	8
Payments of other long-term debt	(41)	(9)
Settlement of derivative financial instruments	—	(1)
Issuance of common shares upon exercise of stock options	—	2
Redemption of common shares	(5)	(6)
Dividends paid to non-controlling interests	(4)	(2)
Capital contribution from non-controlling interests	—	1
Dividends paid to the Corporation’s Shareholders	(4)	(4)
	12	12
Change in cash and cash equivalents during the period	(2)	45
Currency translation on cash and cash equivalents	(4)	3
Cash and cash equivalents - Beginning of the period	123	89
Cash and cash equivalents - End of the period	117	137

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2018.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation’s Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	441	421
Boxboard Europe	279	246
Specialty Products	196	159
Intersegment sales	(22)	(24)
	894	802
Tissue Papers	348	305
Intersegment sales and Corporate Activities	(12)	(9)
	1,230	1,098

	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	111	141
Boxboard Europe	29	28
Specialty Products	11	7
	151	176
Tissue Papers	4	13
Corporate Activities	(16)	(22)
Operating income before depreciation and amortization	139	167
Depreciation and amortization	(67)	(55)
Financing expense and interest expense on employee future benefits and other liabilities	(39)	(23)
Foreign exchange gain on long-term debt and financial instruments	6	1
Fair value revaluation gain on investments	—	5
Share of results of associates and joint ventures	2	1
Earnings before income taxes	41	96

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2019	2018
Packaging Products
Containerboard	22	59
Boxboard Europe	11	3
Specialty Products	6	6
	39	68
Tissue Papers	29	9
Corporate Activities	8	3
Total acquisitions	76	80
Proceeds from disposals of property, plant and equipment	(1)	(81)
Lease acquisitions	(15)	(3)
	60	(4)
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	37	28
End of period	(32)	(22)
Payments for property, plant and equipment net of proceeds from disposals	65	2

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods, and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and financial instruments, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors, as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligations and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate financial leverage.

•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis, including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements, but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q1 2019
(in millions of Canadian dollars) (unaudited)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	84	18	3	(8)	(25)	72
Depreciation and amortization	27	11	8	12	9	67
Operating income (loss) before depreciation and amortization	111	29	11	4	(16)	139
Specific items:
Gain on acquisitions, disposals and others	(10)	—	—	—	—	(10)
Impairment charges	3	—	—	1	—	4
Restructuring costs	—	—	1	4	—	5
Unrealized gain on financial instruments	—	—	—	—	(3)	(3)
	(7)	—	1	5	(3)	(4)
Adjusted operating income (loss) before depreciation and amortization	104	29	12	9	(19)	135
Adjusted operating income (loss)	77	18	4	(3)	(28)	68

	Q4 2018
(in millions of Canadian dollars) (unaudited)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	84	9	5	(100)	(35)	(37)
Depreciation and amortization	27	11	6	17	9	70
Operating income (loss) before depreciation and amortization	111	20	11	(83)	(26)	33
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	—	—	75	—	75
Restructuring costs (gain)	3	—	(1)	—	—	2
Unrealized loss (gain) on derivative financial instruments	(2)	—	—	—	6	4
	—	—	(1)	75	6	80
Adjusted operating income (loss) before depreciation and amortization	111	20	10	(8)	(20)	113
Adjusted operating income (loss)	84	9	5	(100)	(35)	(37)

	Q1 2018
(in millions of Canadian dollars) (unaudited)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	121	19	2	(2)	(28)	112
Depreciation and amortization	20	9	5	15	6	55
Operating income (loss) before depreciation and amortization	141	28	7	13	(22)	167
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Unrealized loss on financial instruments	2	—	—	—	2	4
	(64)	—	—	—	2	(62)
Adjusted operating income (loss) before depreciation and amortization	77	28	7	13	(20)	105
Adjusted operating income (loss)	57	19	2	(2)	(26)	50

Net earnings (loss), as per IFRS, is reconciled below with operating income (loss), adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	Q1 2019	Q4 2018	Q1 2018

Net earnings (loss) attributable to Shareholders	24	(68)	61
Net earnings attributable to non-controlling interests	9	7	11
Provision for (recovery of) income taxes	8	(9)	24
Fair value revaluation gain on investments	—	—	(5)
Share of results of associates and joint ventures	(2)	(4)	(1)
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	8	(1)
Financing expense, interest expense on employee future benefits and other liabilities	39	29	23
Operating income (loss)	72	(37)	112
Specific items:
Gain on acquisitions, disposals and others	(10)	(1)	(66)
Impairment charges	4	75	—
Restructuring costs	5	2	—
Unrealized loss (gain) on derivative financial instruments	(3)	4	4
	(4)	80	(62)
Adjusted operating income	68	43	50
Depreciation and amortization	67	70	55
Adjusted operating income before depreciation and amortization	135	113	105

The following table reconciles net earnings (loss) and net earnings (loss) per share, as per IFRS, with adjusted net earnings (loss) and adjusted net earnings (loss) per share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	NET EARNINGS			NET EARNINGS PER SHARE [1]
	Q1 2019	Q4 2018	Q1 2018	Q1 2019	Q4 2018	Q1 2018

As per IFRS	24	(68)	61	$0.26	$(0.72)	$0.65
Specific items:
Gain on acquisitions, disposals and others	(10)	(1)	(66)	$(0.11)	$(0.01)	$(0.51)
Impairment charges	4	75	—	$0.03	$0.60	—
Restructuring costs	5	2	—	$0.04	$0.02	—
Unrealized loss (gain) on derivative financial instruments	(3)	4	4	$(0.02)	$0.03	$0.03
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	8	(1)	$(0.06)	$0.06	$(0.01)
Fair value revaluation gain on investments	—	—	(5)	—	—	$(0.03)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(1)	(20)	19	—	$0.02	—
	(11)	68	(49)	$(0.12)	$0.72	$(0.52)
Adjusted	13	—	12	$0.14	—	$0.13

1 Specific amounts per share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income (loss) and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2019	Q4 2018	Q1 2018
Cash flow from operating activities	52	85	38
Changes in non-cash working capital components	30	4	31
Depreciation and amortization	(67)	(70)	(55)
Net income taxes paid (received)	—	7	(3)
Net financing expense paid	43	13	37
Gain on acquisitions, disposals and others	9	1	66
Impairment charges and restructuring costs	(5)	(77)	—
Unrealized gain (loss) on derivative financial instruments	3	(4)	(4)
Dividend received, employee future benefits and others	7	4	2
Operating income (loss)	72	(37)	112
Depreciation and amortization	67	70	55
Operating income before depreciation and amortization	139	33	167

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q1 2019	Q4 2018	Q1 2018
Cash flow from operating activities	52	85	38
Changes in non-cash working capital components	30	4	31
Cash flow from operating activities (excluding changes in non-cash working capital components)	82	89	69
Specific items, net of current income taxes if applicable:
Restructuring costs	3	—	—
Adjusted cash flow from operating activities	85	89	69
Capital expenditures & other assets[1] and capital lease payments, net of disposals of $81 million in Q1 2018	(76)	(66)	(9)
Dividends paid to the Corporation's Shareholders and to non-controlling interests	(8)	(8)	(6)
Adjusted free cash flow	1	15	54
Adjusted free cash flow per common share	$0.01	$0.16	$0.56
Weighted average basic number of common shares outstanding	94,166,959	94,173,071	95,013,041

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2019	December 31, 2018	March 31, 2018
Long-term debt	1,904	1,821	1,582
Current portion of long-term debt	73	55	66
Bank loans and advances	18	16	23
Total debt	1,995	1,892	1,671
Less: Cash and cash equivalents (including $25 million of restricted cash on March 31, 2018)	117	123	137
Net debt	1,878	1,769	1,534
Adjusted OIBD (last twelve months)	519	489	423
Net debt / Adjusted OIBD ratio	3.6	3.6	3.6
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.4	3.5	3.6

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis and IFRS 16 Leases impact on an annualized basis as at March 31, 2019.

For further information:

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Hugo D'Amours	Allan Hogg
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